RED METAL RESOURCES LTD.

278 Bay Street, Suite 102, Thunder Bay

Ontario, Canada  P7B 1R8

December 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, NE

Washington, D.C. 20549

Attention:  Laura Nguyen

Dear Ms. Nguyen:

Re:	Red Metal Resources Ltd. (the “Registrant”) - Registration Statement on Form S-4 File No. 333-251126

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-251126), to January 4, 2021 at 9:00 a.m. Pacific Standard Time, or as soon as possible thereafter.

Yours truly,

RED METAL RESOURCES LTD.

/s/ Caitlin Jeffs

Caitlin Jeffs

Chief Executive Officer and President